UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For October 2023

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Other Information

On August 2, 2023, ESGL Holdings Limited, a Cayman Islands exempted company (the “Company”), Genesis Unicorn Capital Corp. (“GUCC”), ESGH Merger Sub Corp., a wholly-owned subsidiary of the Company, and Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company, closed on a business combination transaction pursuant to the Merger Agreement dated as of November 29, 2022 among the foregoing parties.

The financial statements of GUCC for the quarterly period ended June 30, 2023 are attached hereto as Exhibit 99.1 and are incorporated herein by reference. The financial statements of Environmental Solutions Group Holdings Limited and subsidiaries for the period ended June 30, 2023 are attached hereto as Exhibit 99.2 and are incorporated herein by reference. The unaudited pro forma condensed combined financial information for the period ended June 30, 2023 is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Financial statements of GUCC for the quarterly period ended June 30, 2023.

99.2	Financial Statements of Environmental Solutions Group Holdings Limited and subsidiaries for the period ended June 30, 2023.

99.3	Unaudited Pro Forma Condensed Combined Financial Information for the period ended June 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: October 2, 2023